

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2021

Gerrit Dispersyn, Dr. Med. Sc
President and Chief Executive Officer
Phio Pharmaceuticals Corp.
257 Simarano Drive, Suite 101
Marlborough, MA 01752

      Re: Phio Pharmaceuticals Corp.
          Registration Statement on Form S-3
          Filed May 13, 2021
          File No. 333-256100

Dear Dr. Dispersyn:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeffrey Gabor at 202-551-2544 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Ryan A. Murr, Esq.